Klarna Reports Second Quarter 2026 Results New York, August 18, 2026 — Klarna Group plc [NYSE: KLAR], the everyday finance network, today reported second quarter 2026 results. GMV reached $36.6 billion (+18% YoY), revenue $1.042 billion (+27% YoY), transaction margin dollars $446 million (+42% YoY), and adjusted operating income $91 million (+214% YoY). "Over 120 million consumers now use Klarna, and each is using it for more of their everyday spend — revenue per active consumer grew 24%. That deepening engagement is why transaction margin dollars grew 42%, well ahead of revenue and volume. We measure our progress in transaction margin dollars." Sebastian Siemiatkowski, CEO & Co-Founder, Klarna Klarna’s full earnings release is available at the Quarterly Results section of its website at https://investors.klarna.com/financials/quarterly-results/ Q2 2026 Financial Highlights ● GMV: $36.6 billion (+18% YoY; U.S. +27% YoY) ● Revenue: $1.042 billion (+27% YoY) ● Transaction Margin Dollars: $446 million (+42% YoY) ● Adjusted operating income: $91 million (+214% YoY) ● Operating income: $27 million versus a loss of $(46) million in Q2 2025 ● Net income: $9 million versus a net loss of $(53) million in Q2 2025 ● Earnings per share: $0.01 versus loss per share $(0.14) in Q2 2025 ● Provisions for credit losses: 0.52% of GMV versus 0.56% of GMV in Q2 2025 ● Active consumers: 120 million (+8% YoY) ● Merchants: 1.2 million+ (+54% YoY) More consumers using Klarna for more everyday spend More than 120 million consumers used Klarna’s everyday money network in the past 12 months, up 9 million year over year. Those consumers are using Klarna for a greater share of their everyday spend, driving average revenue per active consumer up 24%. That deepening engagement is increasingly anchored in recurring, high-frequency products: Klarna Memberships reached 2 million paying subscribers, eight times a year ago, with subscription revenue up more than 600%, while the Klarna Card reached 6.5 million active users across 16 countries, up from 1.3 million a year ago. Last week Klarna launched new Membership plans built around what consumers value most, cashback and benefits. Merchant numbers grow 54% as distribution deals go live More than 1.2 million merchants are now live, up 54% year over year, as major payment-platform integrations switch on Klarna's flexible payments automatically, with no new integration required. Most recently J.P. Morgan Payments, the largest U.S. merchant acquirer, processing $2.6 trillion in payments annually, which went live earlier this month, letting every merchant on its platform, from boutiques to big-box, offer the full Klarna suite of pay-in-full, interest-free installments, and longer-term financing. That distribution pulls more merchants to more products, with those offering Fair Financing up 107% year over year to 256,000. Last month, Klarna and Apple announced the Apple Upgrade program, a new device leasing program available on the Apple Store Online, in the Apple Store app, and at Apple Store locations in the U.S. Transaction economics continue to improve Transaction margin dollars grew 42% to $446 million and reached 42.8% of revenue, up more than 4.5 percentage points. TMD grew faster than revenue, and revenue faster than GMV. Credit quality improved again as Klarna scales, with provisions low at 0.52% of GMV and US Fair Financing 30+ day delinquencies down 20 basis points quarter-over-quarter. About 90% of funding sits in low-cost consumer deposits, a durable advantage the company continues to extend and diversify through forward flow agreements. Outside the U.S., transaction margin reached 54% of revenue, with mature markets near 60%, showing the U.S. reaching 23% is still early in its trajectory. Outlook Klarna is updating its full-year 2026 guidance: stronger TMD on an adjusted volume and revenue base. GMV: $149 billion – $151 billion, from greater than $155 billion, driven by roughly $600 million in currency translation, and a more measured view of primarily German volumes, our largest market by volume, consistent with reported trend across German retail. U.S. assumptions are unchanged; the U.S. remains Klarna's fastest-growing large region.  Revenue: $4.08 billion – $4.16 billion, reflecting the volume adjustment and, from H2, our new U.S. and German Fair Financing originations are expected to be classified and measured at fair value, shifting income from interest over the loan's life to an upfront gain, and netting related provisions out of transaction costs. That lowers revenue by approximately 10bps of GMV, offset by a similar cost reduction, a positive timing effect of roughly 2bps on transaction margin. Excluding it, the implied take rate is 2.84%–2.85%, up from our May outlook. Transaction margin dollars: raised to $1.62 billion – $1.65 billion, approximately 1.09% of GMV against greater than 1.04% previously. Excluding the roughly 2 basis point benefit from the fair value presentation change, transaction margin is approximately 1.07% of GMV; more margin on less volume, driven by favourable mix and continued Card growth. TMD is the indicator Klarna optimizes against, shaping how we build products, price and underwrite.  Adjusted operating income: $280 million – $300 million in dollar terms, at 6.9% – 7.2% of revenue, we are guiding in line to modestly above our May outlook, as we reinvest part of the stronger transaction margin into the second half's launches. This compares with $65 million for all of 2025, more than four times last year, and $159 million already delivered in the first half of 2026. Q3 is Klarna's investment quarter, funding significant PSP launches with marketing landing ahead of the volume it drives: GMV $35 billion – $36 billion, revenue $940 million – $980 million, TMD $340 million – $360 million, adjusted operating income $5 million – $15 million.

	Full year prior guidance	**Full year updated (low)**	**Full year updated (high)**	**Q3'26**
GMV	**>$155.0bn**	**$149.0bn**	**$151.0bn**	**$35bn – $36bn**
Revenue, % of GMV	**>2.80%**	**2.74%**	**2.75%**	**$940m – $980m**
Revenue, % of GMV (excluding move to fair value)	***>2.80%***	***2.84%***	***2.85%***	
in $	>$4.34bn	$4.08bn	$4.16bn	
TMD, % of GMV	**>1.04%**	**1.09%**	**1.09%**	**$340m – $360m**
in $	>$1.61bn	$1.62bn	$1.65bn	
AOI, % of revenue	**>6.90%**	**6.90%**	**7.20%**	**$5m – $15m**
in $	>$299m	$280m	$300m	

Our guidance and outlook are forward-looking statements (see "Forward-looking statements" for important information).

NOTES

Non-IFRS Measures and Reconciliations

Transaction margin dollars and adjusted operating income are non-IFRS measures used by our management to measure our ability to attain efficiency and scale. Transaction margin dollars is defined as total revenue less total transaction costs, consisting of processing and servicing, provision for credit losses and funding costs. Please refer to the accompanying earnings release for more information.

We do not attempt to provide reconciliations of forward-looking Transaction margin dollars or adjusted operating income to the comparable IFRS measure because the impact and timing of potential charges or gains excluded from the calculation of our Transaction margin dollars are inherently uncertain and difficult to predict and are unavailable without unreasonable efforts. In addition, we believe such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a material impact on our financial performance.

Q2 2026 Supplemental Information

Reconciliation of Operating income (loss) to Transaction margin dollars (TMD) Amounts in USD millions Q2'26 Q2'25 Operating income (loss) 27 (46) Technology and product development 130 120 Sales and marketing costs 128 93 Customer service and operations 58 51 General and administrative 91 65 Depreciation, amortization (excl. software) and impairments 12 32 Transaction margin dollars 446 315 Reconciliation of Adjusted operating income to Operating income (loss) Amounts in USD millions Q2'26 Q2'25 Adjusted operating income 91 29 - Depreciation, amortization and impairments (23) (27) - Share based payments (38) (26) - Restructuring and other (4) (21) Operating income (loss) 27 (46) Forward-Looking Statements This press release contains forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding our future financial performance, business strategy, growth objectives and market opportunities. Words such as "believe," "expect," "anticipate," "intend," "plan," "will," "may," "could," "estimate," and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied. Forward-looking statements reflect our views as of the date of this release and are based on information currently available to us. We undertake no obligation to update any forward-looking statements, except as required by law. Actual results may differ materially from those anticipated. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. About Klarna

Klarna is a global digital bank and flexible payments provider. With over 120 million global active Klarna users and 3.8 million transactions per day, Klarna’s AI-powered payments and commerce network is empowering people to pay smarter with a mission to be available everywhere for everything. Consumers can pay with Klarna online, in-store and through Apple Pay & Google Pay. Over 1.2 million retailers trust Klarna’s innovative solutions to drive growth and loyalty, including Apple, Uber, H&M, Saks, Sephora, Macy’s, Ikea, Expedia Group, Nike and Airbnb. Klarna is listed on the New York Stock Exchange (NYSE: KLAR). For more information, visit Klarna.com.